CHINA FRUITS CORP.
Fu Xi Technology & Industry Park, Nan Feng County
Jiang Xi Province, P. R. China
Tel: 86794-3266673
Fax: 86794-3266578
_______________________________________________________________________________________________________________________

July 7, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

ATTN:    Tia Jenkins
Senior Assistant Chief Accountant

Re:       China Fruits Corporation,
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 14, 2008
Form 10-QSB/A for the Quarter Ended March 31, 2008
Filed May 19, 2008
File No. 000-22373

Gentlemen:

Thank you for your comment letter dated May 27, 2008 (the “Comment Letter”), with respect to the above-captioned Annual Report and Quarterly Report.  We have filed Amendment No. 1 to Annual Report and Amendment No. 2 to Quarterly Report (the “Reports”) of China Fruits Corp, Inc. (“China Fruits”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.
We acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

Report of Independent Registered Public Accounting Firm, page 14

1.
We note the financial statements for the year ended December 31, 2006 were audited by other auditors (audit report dated April 12, 2007). Please include the audit report issued by the predecessor auditor covering this period.

Response 1:

The audit report for the year ended December 31, 2006 was included in the amendment to Form 10-K for the fiscal year ended December 31, 2007.

Consolidated Statements of Stockholder’s Equity

2.
We note from your disclosure on page 19 that China Fruits Corporation (“China Fruits”- formerly Diversified Financial Resources) completed a merger transaction with Jiangxi Taina Guo Ye Xian Gong Si (“Tai Na”) in May 2006 that was accounted for as a recapitalization of China Fruits. Please note that in a recapitalization the accumulated deficit of Tai Na should be brought forward, and the accumulated deficit of China Fruits should be eliminated. The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock prior to the merger of China Fruits plus the amount representing the par value of the shares issued to effect the merger. The weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger. All eliminating adjustments should be made through additional paid-in capital. Based on this, please provide a detailed discussion of how you recorded the recapitalization, particularly the $1,000,229 entry recorded as a reduction of additional paid in capital.

Response 2:

Please note that the explanation of each transaction in the statement of stockholders’ equity is as follow

CHINA FRUITS CORPORATION
(Formerly Diversified Financial Resources Corporation)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Currency expressed in United States Dollars (“US$”))

	Series “A” Preferred Stock		Series “B” Preferred Stock		Common stock				Accumulated other comprehensive income
	No. of share	Amount	No. of share	Amount	No. of share	Amount	Additional paid-in capital	Deferred Compensation		Statutory reserve	Accumulated deficits	Total Equity	Note

Balance as of January 1, 2005 (restated)	13,150	$ 13	12,100,000	$ 12,100	30,000,000	$ 30,000	$ 20,231	$ -	$ -	$ -	$ -	$ 62,344	(a)
Net loss for the year	-	-	-	-	-	-	-	-	-	-	(854)	(854)
Balance as of December 31, 2005	13,150	$ 13	12,100,000	$ 12,100	30,000,000	$ 30,000	$ 20,231	$ -	$ -	$ -	$ (854)	$ 61,490	(a)

Shares issued to complete reverse acquisition	-	-	-	-	229,689	229	(1,000,229)	-	-	-	-	(1,000,000)	(b)(1)
Shares issued to settle liabilities	-	-	-	-	2,000,000	2,000	998,000	-	-	-	-	1,000,000	(b)(2)
Capital contribution from stockholders	-	-	-	-	-	-	190,456	-	-	-	-	190,456	(c)
Deferred compensation	-	-	-	-	-	-	930,000	(555,416)	-	-	-	374,584
Shares issued for service	-	-	-	-	900,000	900	377,100	-	-	-	-	378,000
Foreign currency adjustment	-	-	-	-	-	-	-	-	25,796	-	-	25,796
Net loss for the year	-	-	-	-	-	-	-	-	-	-	(792,050)	(792,050)
Transfer of retained earnings to statutory reserve	-	-	-	-	-	-	-	-	-	5,408	(5,408)	-
Balance as of December 31, 2006	13,150	$ 13	12,100,000	$ 12,100	33,129,689	$ 33,129	$ 1,515,558	$ (555,416)	$ 25,796	$ 5,408	$ (798,312)	$ 238,276

See accompanying notes to consolidated financial statements

Note:

(a)
It showed that the historical stockholders’ equity of Tai Na prior to the merger is retrospectively restated (a recapitalization) for the equivalent number of shares received (being 30,000,000 shares of common stock, 13,150 shares of convertible Series A preferred stock and 12,100,000 non-convertible Series B preferred stock under the Share Exchange Agreement) in the merger after giving effect to any difference in par value of CHFR and Tai Na’s capital stock with an offset to paid-in capital. Accumulated deficit of Tai Na are carried forward after reverse acquisition and historical retained earning of CHFR is eliminated to zero.

Based on the Form 8K/A, dated June 1, 2006, the historical net assets was US$61,490, as of December 31, 2005. It is retrospectively restated as of December 31, 2005 in the statement of stockholders’ equity whereby Tai Na is treated as an accounting acquirer. CHFR is deemed to be a continuation of the business of Tai Na.

(b)
(1) It showed the balance of common stock prior to merger of CHFR as the addition of common stock to Tai Na (continuing entity) as so to complete the reverse acquisition. This balance is also restated to give effect to the reverse stock split on July 12, 2006. The reverse stock split is not subject to any condition other than Board of Directors approval under the Section 78 of the Nevada Revised Statutes. In addition, Certificate of Change pursuant to NRS 78.209 was filed with the Secretary of State of Nevada in connection with the decrease in authorized capital.

(b)
(2) It showed the issuance of 2,000,000 shares (prior to reverse split) to settle with liabilities (prior to the merger effective date). On June 26, 2006, CHFR issued 2,000,000 shares of common stock to Diversified Holdings I, Inc., a Nevada corporation ("DHI") to settle the $1,000,000 purchase price payable incurred due to the acquisition of Wichita Development Corporation in 2003 and any other miscellaneous liabilities to DHI, and to release and discharge any and all claims that exist between CHFR and DHI. The purchase price payable had been previously reported in CHFR's financial statements in 2005.

The combination of (1) and (2) in net asset value is zero, representing “zero” net asset of CHFR as a non-operating shell company before the merger.

(c)     It represented the capital contribution from the surviving shareholders.

3.	Please revise to provide footnote disclosure regarding the 900,000 shares of stock issued for services during 2006.

Response 3:

We have revised Note 13 Stock Based Compensation to include the disclosure regarding the issuance of 900,000 shares of stock for services during 2006, as below.

On December 14, 2006, the Company issued 900,000 restricted shares of common stock for business advisory services to Consultant C. The fair value of each restricted stock issuance is determined using the fair value of the Company’s common stock on the grant date, at a price of $0.42 per share. The Company recognized a stock based compensation of $378,000 for the year ended December 31, 2006.

Notes to Consolidated Financial Statements

Note 4- Accounts Receivable, Net, page 21

4.
The accounts receivable, net balance of $253, 125 for 2007 does not appear to be consistent with the accounts receivable, trade balance of $23,777 presented on the face of the consolidated balance sheet on page 15. Please clarify and revise.

Response 4:

The accounts receivable, net balance should be $23,777. We have revised Note 4 in the amendment to Form 10-K accordingly.

Note 7- Plant and Equipment, Net, page 22

5.
It appears from your disclosure on page 23 that you purchased assets which included equipment, land and building from Royal Nan Feng Orange Science & Technology Co., Ltd. (“Royal”), a related party. It appears from the disclosure in your Form 8-K/A filed on April 12, 2007 that you purchased the assets and business of Royal which includes the orchards, land, manufacturing plant, and distribution network. In addition, the disclosure on page 5 states that you purchased Royal to enhance your manufacturing business as Royal has been in the citrus industry since 2002. Please provide a detailed discussion of how you accounted for this acquisition and cite the specific authoritative literature you utilized to support your accounting treatment, particularly the guidance provided in SFAS 141. We may have further comment based on your response.

Response 5:

The Form 8-K/A filed on April 12, 2007 was to announce the Letter of Intent on Assets Reorganization (the “LOI”), pursuant to which, we shall 1) acquire the assets of the Royal step by step before December 31, 2007, including its production bases of tangerine orange and production lines of fruit wine and beverage; 2) be involved in a gradual take-over of the businesses of the Royal, which has to be completely finished before December 31, 2007. However, the LOI was not closed completely as of December 31, 2007 since we decided to acquire the assets from Royal only, rather than acquiring both assets and business from Royal. We will amend the Form 8-K/A accordingly to update the status of this deal.

As of December 31, 2007, the assets acquired from Royal consisted of equipment of approximately $290,000, building of approximately $535,000 and land of approximately $368,000, which were disclosed in Item 1 of Form 10-K for the year ended December 31, 2007. The breakdown is as follows for your reference.

Equipments:	Amount (USD)

Silex Filter	17,900
Filter	16,700
Rounding Pump	4,600
Complex Pump	7,500
Bottle Collecting Table	3,000
Complex Machine	127,900
Auto Belt	9,800
Monitor	1,600
Capping Machine	28,600
Label Machine	37,800
Capping Machine	22,000
Heating Machine	1,000
Bar Code Machine	12,000
Total	290,400

Plants:

Packing	110,000
Wine Storage	130,000
Fermentation	145,000
Water Supply	70,000
Boiler	30,000
Electricity Supply	20,000
Water Tower	30,000
Total	535,000

Land Using Right	368,000

6.
In connection with the comment above, please amend your Form 8-K/A filed April 12, 2007 to provide financial statements of Royal and related pro forma information required  by Items 310 (c) and (d) of Regulation S-B or tell us why such information is not required to be filed.

Response 6:

As the explanation in Response 5, we acquired the assets from Royal rather than the business from Royal. The assets acquired were included in the audited Financial Statements filed with Form 10-K for the year ended December 31, 2007. We do not think Items 310 (c) and (d) of Regulation S-B is applicable. We will amend the Form 8-K/A to update the status of this deal.

Note 12- Capital Transactions, page 23

7.
We note that you issued two million shares of your common stock to settle the $1 million liability to Diversified Holdings I, Inc. It appears that this liability was settled through the issuance of stock with a fair value of $3.26 million (i.e. calculated as the two million shares issued multiplied by your stock price of $1.63 per share on the day of settlement, June 26, 2006). Please tell us how you accounted for the difference between the amount of the liability and the fair value of the consideration issued. Refer to SFAS 123(R).

Response 7:

We have accounted for the difference between the amount of the liability and the fair value of the consideration issued as equity under SFAS 123(R) and it is charged to the additional paid-in capital. The impact of this transaction has been eliminated after giving effect to a recapitalization of China Fruits on an immediate post-merger basis.

Note 13- Stock Based Compensation, page 23

8.
We note that you issued a total of three million shares of common stock related to two consulting contracts entered into during 2006. Please tell us why you concluded it was appropriate to defer the recognition of the associated expense over the term of the consulting contract. Your response should address whether the stock issued with each contracts has any vesting provision and whether the consulting contracts provide a disincentive for non-performance. Please refer to the guidance in EITF 96-18.

Response 8:

Under these consulting contracts, the service providers are subject to damages if they cease to render the service over the requisite service period. The damages are considered to be a “sufficiently large disincentive for nonperformance”; thus these service arrangements contain a performance commitment prior to the time that the service providers’ performance is complete and delivered to the Company. In these situation, vesting provision do exist, the measurement date for these service that is nonforfeitable and that vests immediately should be the date the parties enter into the contract, even though services have not yet been performed.

Hence, the shares issued in exchange for the receipt of service is recognized based on the fair value of the common stock at the date of grant. Such service costs are then amortized to expense over the term of the consulting contract, until the performance commitment date.

Item 8A- Controls and Procedures, page 25

9.	Please revise to disclose the framework used to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308T of Regulation S-B.

Response 9:

We have revised Item 8A (T) – Controls and Procedures to disclose the framework used to evaluate the effectiveness of our internal control over financial reporting in accordance with Item 308T of Regulation S-B.

Exhibits 31.1 and 31.2- Section 302 Certifications

10.	We note that your Section 302 certifications do not comply with the language required by Item 601 (31) of Regulation S-B in the following respects:

•	The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
•	Paragraph 4(b) as defined in Item 601(31) of Regulation S-B was not included.

Please revise your certifications to address each of the matters noted above.

Response 10:

We have revised Exhibits 31.1 and 31.2 in the amendment to Form 10-K to address each of the matters noted above.

Form 10-QSB/A for the Quarter Ended March 31, 2008

Item 4. Controls and Procedures, page 13

11.	Please revise to disclose any changes in your internal control over financial reporting during your last quarter in accordance with paragraph (b) of Item 308T of Regulation S-B.

Response 11:

We have revised Item 4 - Controls and Procedures to disclose any changes in our internal control over financial reporting during our last quarter in accordance with paragraph (b) of Item 308T of Regulation S-B.

Exhibits 31.1 and 31.2- Section 302 Certifications

12.	We note that your Section 302 certifications do not comply with the language required by Item 601 (31) of Regulation S-B in the following respects:

•	The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
•	Paragraph 4(b) as defined in Item 601(31) of Regulation S-B was not included.

Please revise your certifications to address each of the matters noted above.

Response 12:

We have revised Exhibits 31.1 and 31.2 in the amendment to Form 10-Q to address each of the matters noted above.

Other Exchange Act Filings

13.	Please revise your other Exchange Act filings, as necessary, to reflect changes resulting from the comments above.

Response 13:

We have revised Form 10-K for the year ended December 31, 2007, Form 10-Q/A for the quarter ended March 31, 2008 and Form 8/A, which was filed on April 12, 2007, to reflect changes resulting from the comments above.

If you have any further questions or comments, please feel free to contact us.

Sincerely,

/s/ Chen, Quan Long
Chen, Quan Long
Chief Executive Officer

/s/ Wang, Zhi Xiong
Wang, Zhi Xiong
Chief Financial Officer